Exhibit 4.10

THE BRITISH ENERGY GROUP PLC

INTERIM DEFERRED BONUS PLAN 2005

Date adopted by the Company: 28 November 2004

THE BRITISH ENERGY GROUP PLC INTERIM DEFERRED BONUS PLAN 2005

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Plan, unless the context otherwise requires:

“Award” means a Share Award and, where applicable, a Cash Award made under Rule 2.2;

“Award Date” means the date on which an Award has been granted to a Participant under the Plan;

“the Board” means the board of directors of the Company or a committee appointed by the board of directors of the Company;

“Cash Award” means an award of cash made by the Remuneration Committee under Rule 2.2;

“the Company” means British Energy Group plc (registered in Scotland with registered number SC270184);

“Deferred Shares” means the number of shares in the Company subject to a Share Award;

“Financial Year 2005” means the financial year of the Company (within the meaning of section 742 of the Companies Act 1985) ending on 31 March 2005;

“Group 1 Employee” means each of the Chief Executive Officer, the Finance Director and the Chief Nuclear Officer of the Company;

“Group 2 Employee” means each of the Trading Director, the Human Resources Director and the Company Secretary of the Company;

“Independent Non-Executive Directors” means those directors of the Company who are identified as independent non-executive directors for the purposes of the Company’s annual report;

“the London Stock Exchange” means London Stock Exchange plc;

“Model Code” means the model code on directors’ dealings in securities as set out in the Listing Rules published by the UKLA;

“Participant” means a person who holds an Award granted under the Plan;

“Participating Company” means the Company or any Subsidiary;

“Performance Conditions” means the conditions set by the Remuneration Committee for Financial Year 2005;

“the Plan” means The British Group plc Interim Deferred Bonus Plan 2005 as set out in these rules but subject to any alterations or additions made under Rule 7 below;

“Release Dates” means the dates on which Deferred Shares become capable of release in accordance with Rule 4.1 below;

“the Remuneration Committee” means the committee established by the Company as the remuneration committee of the board of directors of the Company;

“Share Award” means an award of shares in the Company in the manner determined by the Remuneration Committee under Rule 2.2;

“Subsidiary” means a body corporate which is a subsidiary of the Company (within the meaning of section 736 of the Companies Act 1985);

“the Trust” means the British Energy Employees’ Share Ownership Plan Trust established by deed on 17 June 1996 or any other employees’ trust established by the Company for this purpose;

“the Trustees” means the trustee or trustees for the time being of the Trust;

“UKLA” means the United Kingdom Listing Authority.

1.2	Any reference in the Plan to any enactment includes a reference to that enactment as from time to time modified extended or re-enacted.

2.	GRANT OF AWARDS

2.1	Selection to participate in the Plan

The Remuneration Committee shall invite every Group 1 Employee and Group 2 Employee, and such other employees of a Participating Company as it shall select, to participate in the Plan on the following terms:

2.1.1	the Performance Conditions which the Remuneration Committee has set for that employee shall be notified to that employee when invited to participate; and

2.1.2	each participant in the Plan must agree not to participate in the British Energy Group Plc Executive Share Option Plan.

2.2	Grant of Awards

Following the end of the Financial Year 2005 and to the extent that the Performance Conditions have been satisfied, the Remuneration Committee may, subject to Rules 2.3 and 2.4 below, grant an Award to an employee, provided either:

2.2.1	the employee is still an employee of a Participating Company on the date of grant; or

2.2.2	Rule 2.10 is satisfied

PROVIDED THAT:

2.2.3	Where the Remuneration Committee grants an Award to a Group 1 Employee, the Award shall be provided only in the form of a Share Award, and

2.2.4	Where the Remuneration Committee grants an Award to a Group 2 Employee, the Award shall be satisfied as to 75% of its value in the form of a Share Award and as to 25% of its value in the form of a Cash Award.

2.2.5	Where the Remuneration Committee grants a Cash Award to a Group 2 Employee, the Remuneration Committee shall procure that payment shall be made to the relevant Participant as soon as practicable (subject to the deduction of applicable income tax and social security contributions).

2.2.6	Where the Remuneration Committee grants an Award to a person who is not a Group 1 Employee or Group 2 Employee, the Award shall be split between a Cash Award and a Share Award in such proportion as the Remuneration Committee may decide.

2.3	Type of Share Award

The Remuneration Committee shall determine the form in which the Share Award is made and its full terms. In particular, the Share Award may take the form of any one or more of the following, provided that the terms of the Share Award are consistent with the Plan:

2.3.1	a promise to receive Deferred Shares at a future date at no cost;

2.3.2	an option to acquire Deferred Shares exercisable for a nil or a nominal consideration;

2.3.3	an immediate award of Deferred Shares, subject to forfeiture if certain specified conditions are not met;

2.3.4	such other form of equity award which the Remuneration Committee considers has substantially the same economic effect.

2.4	Timing of grant

An Award may only be granted under the Plan:

2.4.1	within the period of 6 weeks beginning with the business day immediately following the date on which the Company announces its results for the 2005 Financial Year; or

2.4.2	at any other time when the circumstances are considered by the Remuneration Committee to be sufficiently exceptional to justify the grant of an Award.

2.5	Number of shares

In determining the number of shares which will be the subject of a Share Award, the Remuneration Committee shall convert the monetary amount of the Cash Award determined by the Performance Conditions into a number based on the average of the middle market quotations of shares in the Company for each of the last 60 business days prior to the Award Date.

2.6	Approvals and consents

The grant of any Award under the Plan shall be subject to obtaining any approval or consent required under the document “The Listing Rules” published by the UKLA (including the Model Code), of The City Code on Takeovers and Mergers, or of any regulation or enactment.

2.7	Non-transferability and bankruptcy

A Share Award granted under the Plan to any person shall not, except in the case of death as provided in Rule 4.2 below, be capable of being transferred by him and shall lapse immediately if he is adjudged bankrupt.

2.8	Individual limit on Award

The following limits apply:

2.8.1	the maximum value of an Award which may be granted to any employee shall be 1.5 x that employee’s salary (except that the maximum value of an Award granted to the Chief Nuclear Officer shall be 1.67 x 1.5 times his salary), and

2.8.2	the number of shares which may be subject of a Share Award shall not exceed such number as has a market value equal to the percentage of the value of his Award as shall be satisfied in shares (as specified in Rule 2.2.3 and 2.2.4).

For the purposes of this Rule 2.8, “market value” and “salary” have the meanings set out in Rule 2.9 below.

2.9	Individual limit: interpretation

For the purposes of Rule 2.8 above:

2.9.1	the market value of the shares subject to a Share Award shall, at the time when the shares in the Company are quoted in the London Stock Exchange Daily Official List, be taken to be an amount equal to the average of the middle market quotations of such shares for each of the 60 business days ending on the day immediately preceding the Award Date;

2.9.2	a person’s salary shall be taken to be his basic annual salary expressed as an annual rate, payable by the Participating Companies to him on the date of publication of the prospectus relating to the initial admission to listing of shares in the Company (expected to be 29 November 2004).

2.10	Cessation of employment before Award Date

In the case of an employee who has been notified of Performance Conditions for the Financial Year 2005 and has ceased to be a director or employee of a Participating Company prior to the Award Date, then if he so ceased:

2.10.1	by reason of injury, disability, death; or

2.10.2	by reason of retirement on reaching the age at which he is bound to retire in accordance with the terms of his contract; or

2.10.3	by reason only that his office or employment is in a company which ceases to be a Participating Company, or relates to a business or part of a business which is transferred to a person who is not a Participating Company;

then, once the Independent Non-Executive Directors have determined, on the basis of the results for the Financial Year 2005, to what extent the Performance Conditions have been met, the Independent Non-Executive Directors shall have a discretion whether or not to grant an Award to such a person. If the Independent Non-Executive Directors exercise their discretion to grant an Award, then, unless the Independent Non-Executive Directors otherwise decide, the number of Deferred Shares (and, in the case of employees who are not Group 1 employees, the amount of a Cash Award) shall be reduced by such proportion as the proportion from the date of cessation of employment to the end of the Financial Year 2005 bears to the whole of the Financial Year 2005, but any Deferred Shares shall be capable of release immediately on the Award Date.

3.	ISSUE OF SHARES AND PLAN LIMITS

3.1	Method of satisfying Share Awards

Subject to Rules 3.3 to 3.5 below, the Company may:

3.1.1	grant to the Trustees an option to subscribe for shares in the Company;

3.1.2	issue shares in the Company to the Trustees.

3.2	Subscription by the Trustees: subscription price

The Board shall determine the price at which shares may be acquired by the Trustees under Rule 3.1 before the grant of the relevant option or, in the case of shares issued otherwise than in pursuance of an option, before the issue of those shares.

3.3	5 per cent. in 10 year limit

No Share Awards shall be granted, or shares issued otherwise than pursuant to a Share Award, under the Plan in any year which would, at the time of the grant or issue, cause the number of shares in the Company:

3.3.1	which shall have been or may be issued in pursuance of awards or options granted in the period of 10 calendar years ending with that year, or

3.3.2	which shall have been issued in that period otherwise than in pursuance of awards or options,

under the Plan, the British Energy Group plc Long Term Deferred Bonus Plan or under any executive share scheme adopted by the Company to exceed such number as represents 5 per cent of the ordinary share capital of the Company in issue at that time.

3.4	10 per cent. in 10 year limit

No Share Awards shall be granted, or shares issued otherwise than pursuant to a Share Award, under the Plan in any year which would, at the time of the grant or issue, cause the number of shares in the Company:

3.4.1	which shall have been or may be issued in pursuance of awards or options granted in the period of 10 calendar years ending with that year, or

3.4.2	which shall have been issued in that period otherwise than in pursuance of awards or options,

under the Plan, the British Energy Group plc Long Term Deferred Bonus Plan or under any other employees’ share scheme adopted by the Company to exceed such number as represents 10 per cent of the ordinary share capital of the Company in issue at that time.

3.5	Release or lapse of Share Awards

Where any Share Award is released or lapses, the shares concerned will be ignored when calculating the limits in Rules 3.3 and 3.4.

4.	VESTING OF SHARE AWARDS

4.1	Vesting timetable

Subject to Rule 2.10 above and to Rule 4.2 and Rule 5 below, a Share Award shall vest, and Deferred Shares shall then become capable of release, as follows:

4.1.1	one-third of the number of Deferred Shares originally subject to a Share Award on its Award Date,

4.1.2	a further one-third of the number of Deferred Shares originally subject to a Share Award on the first anniversary of the Award Date, and

4.1.3	the final one-third of the number of Deferred Shares originally subject to a Share Award on the second anniversary of the Award Date

PROVIDED THAT:

(a)	if a Participant is a director or employee of a Participating Company but is under formal disciplinary action or investigation at the time at which a Share Award would otherwise vest, the vesting and release of the Deferred Shares shall not take place at that time, but after the disciplinary action or investigation is completed the Remuneration Committee shall determine whether the Share Award shall lapse or whether the vesting and release of the Deferred Shares may take place, and if so, on what terms;

(b)	if the date on which a Share Award would vest and Deferred Shares would become capable of release would fall within a prohibited period under the Model Code, the date shall be deferred until the first business day after such prohibited period ends; and

(c)	if the Remuneration Committee makes any adjustments to the number of Deferred Shares to reflect a variation of capital pursuant to Rule 6 below, it shall make a corresponding adjustment to the number of Deferred Shares treated as being originally subject to a Share Award for the purposes of this Rule.

4.2	Cessation of employment

If a Participant ceases to be a director or employee of a Participating Company before the vesting of Deferred Shares, the following provisions apply in relation to any Share Award granted to him under the Plan:

4.2.1	if he so ceases:

(a)	by reason of injury, disability, death,

(b)	by reason of retirement on reaching the age at which he is bound to retire in accordance with the terms of his contract of employment, or

(c)	by reason only that his office or employment is in a company which ceases to be a Participating Company, or relates to a business or part of a business which is transferred to a person who is not a Participating Company, the Remuneration Committee has an absolute discretion whether or not to release Deferred Shares which have not already vested (and, if the Share Award takes the form of an option, whether or not the option shall become exercisable), and shall exercise such discretion as soon as reasonably practicable after the date of his so ceasing;

4.2.2	if he so ceases by reason of resignation and he is not under formal disciplinary action or investigation at the time of his resignation, the Independent Non-Executive Directors may, if they so decide, permit that some or all of the Deferred Shares which have not already vested shall be released within six months after the date of his so ceasing, but otherwise the Share Award shall lapse;

4.2.3	if he so ceases for any other reason, the Share Award shall lapse.

For the avoidance of doubt, the cessation of employment of a Participant shall not revoke the vesting of any part of a Share Award which has already vested nor shall it prevent the release of shares in respect of any part of a Share Award which has already vested (provided that, if the Share Award takes the form of an option, the option must be exercised, if at all, within six months after the date of his so ceasing).

4.3	Dividends

The number of Deferred Shares shall be increased by the Remuneration Committee by such number as the Remuneration Committee determines is appropriate to take account of any dividends paid on the number of shares in the Company which comprised the Deferred Shares from the date of the Share Award to the date of release and assuming such dividends were reinvested in shares in the Company.

4.4	Final date for exercise of Share Awards structured as options

If a Share Award takes the form of an option, it shall not be capable of exercise after the tenth anniversary of the Award Date.

4.5	Meaning of cessation of employment

A Participant shall not be treated for the purposes of Rule 4.2 as ceasing to be a director or employee of a Participating Company until such time as he is no longer a director or employee of any of the Participating Companies, and a female Participant who ceases to be such a director or employee by reason of pregnancy or confinement and who exercises her right to return to work under the Employment Rights Act 1996 before Deferred Shares are transferred or released under the Plan shall be treated for those purposes as not having ceased to be such a director or employee.

4.6	Approvals and consents

The transfer of any shares under the Plan shall be subject to obtaining any such approval or consent as is mentioned in Rule 2.6 above.

4.7	Tax liabilities

In a case where a Participating Company is obliged (in any jurisdiction) to account for any tax for which a person who becomes entitled to have Deferred Shares released to him is liable and/or for any social security or similar contributions recoverable from that person (together, the “Tax Liability”), the Company shall, unless it has (or a Participating Company has) received on or prior to the date of transfer of Deferred Shares payment from that person of an amount not less than the Tax Liability, not be obliged to transfer or release the shares unless that person has given irrevocable instructions to the Company’s brokers for (i) the sale of sufficient shares to realise the Tax Liability and (ii) the payment of such amount to the Company (or, as the case may be, to the relevant Participating Company).

5.	TAKEOVERS AND OTHER CORPORATE EVENTS

5.1	Change of control, scheme of arrangement and winding up

In the event that:

5.1.1	any person obtains control of the Company (within the meaning of section 719 of the Income Tax (Earnings and Pensions) Act 2003) as a result of making a general offer to acquire shares in the Company, or having obtained such control makes such an offer, or

5.1.2	under section 425 of the Companies Act 1985 the Court sanctions a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies, or

5.1.3	the Company passes a resolution for voluntary winding up, or

5.1.4	an order is made for the compulsory winding up of the Company,

the Remuneration Committee shall within 7 days of becoming aware of the relevant event notify every Participant of that event, and:

(a)	subject to Rule 4.2 above and Rule 5.4 below, the Remuneration Committee shall have absolute discretion whether to release some or all of the Deferred Shares subject to a Share Award, and

(b)	to the extent Deferred Shares are not released (or, in the case of an option, the option is not exercised) within one month of such notification, the Share Award shall lapse.

5.2	Change of control before Award granted

If an event referred to in Rule 5.1 above occurs, and an employee has been notified of the Performance Conditions that apply to him in respect of the Financial Year 2005 but no Award has yet been made to him in respect of the Financial Year 2005, the Remuneration Committee shall have absolute discretion whether to make a Share Award (or, in the case of employees who are not Group 1 Employees, a Cash Award) to that employee for that Financial Year.

5.3	Meaning of change of control

For the purposes of Rule 5.1 above, a person shall be deemed to have obtained control of the Company if he and others acting in concert with him have together obtained control of it.

5.4	Internal reorganisations

In the event that:

5.4.1	an offer (as referred to in Rule 5.1) is made or a compromise or arrangement (as referred to in Rule 5.1) is proposed which, if accepted or approved by the Court (as the case may be), will result in the Company being controlled by a new company;

5.4.2	at least 75% of the shares in the new company will be held by persons who immediately before the offer or proposal was made were shareholders in the Company; and

5.4.3	before Share Awards vest under Rule 5.1, an offer is made to Participants to release their Share Awards in consideration of the grant of equivalent new Share Awards the old Share Awards shall not vest under Rule 5.1 and, if the offer to release the old Share Awards in consideration for the grant of new Share Awards is not accepted within the period specified in such offer by the Participant in respect of any old Share Award, that old Share Award shall lapse on the expiry of that period.

6.	VARIATION OF CAPITAL

6.1	Variation of capital: adjustments to Share Awards

Subject to Rule 6.3 below, in the event of any increase or variation of the share capital of the Company or a demerger, special dividend or other similar event (whenever effected), the Remuneration Committee may make such adjustments as they consider appropriate to the number of Deferred Shares (and, if the Share Award takes the form of an option, the amount, if any, payable on exercise of such option).

6.2	Notification to Participants of adjustments to Share Awards

As soon as reasonably practicable after making any adjustment under Rule 6.1 above, the Company shall give notice in writing of the adjustment to any Participant affected by it.

6.3	Nuclear Liabilities Fund Limited Conversion

The exercise by the Nuclear Liabilities Fund Limited of its right to convert all or part of the annual payment to be made to it pursuant to the terms of the contribution agreement into convertible ordinary shares in the Company or the conversion of such convertible ordinary shares shall not be grounds for making an adjustment under Rule 6.1.

7.	SHAREHOLDING REQUIREMENT

7.1	Guidelines

The Remuneration Committee shall set guidelines to require Group 1 Employees and Group 2 Employees to hold shares in the Company. For a Participant who is a director of the Company, this will require him to hold shares equal in value to 50 per cent of his gross salary by such date as the Remuneration Committee shall determine.

7.2	Shares which are “held”

For the purposes of Rule 7.1, shares beneficially owned by the Participant, his immediate family or family trusts, or shares subject to an Award which takes the form of an option where the option is capable of exercise following release, shall be treated as being held by a Participant.

8.	ALTERATIONS

8.1	General rule on alterations

Subject to Rule 8.2 below, the Remuneration Committee may at any time alter or add to all or any of the provisions of the Plan, or the terms of any Award granted under it, in any respect.

8.2	Shareholder approval

Subject to Rule 8.3 below, no alteration to the advantage of Participants shall be made to the provisions concerning:

8.2.1	eligibility;

8.2.2	the individual limit on participation;

8.2.3	the overall limits on the issue of shares or the transfer of treasury shares under this Plan;

8.2.4	the basis for determining how many shares Participants receive; and

8.2.5	the adjustments that may be made following a variation of capital without the prior approval by ordinary resolution of the members of the Company in general meeting.

8.3	Minor alterations

Rule 8.2 above shall not apply to any minor alteration to benefit the administration of the Plan to take account of a change in legislation or to obtain or to maintain favourable tax, exchange controls or regulatory treatment for Participants, any Participating Company or the Trustees.

8.4	Participant consent

No alteration or addition to the disadvantage of any existing rights of a Participant shall be made under Rule 8.1 above unless:

8.4.1	the Company shall have invited every such Participant to give an indication as to whether or not he approves the alteration or addition, and

8.4.2	the alteration or addition is approved by a majority of those Participants who have given such an indication.

8.5	Notification of alteration or addition

As soon as reasonably practicable after making any alteration or addition under Rule 8.1 above, the Company shall give notice of it to any Participant affected by it.

9.	MISCELLANEOUS

9.1	Employment

The rights and obligations of any individual under the terms of his office or employment with any Participating Company shall not be affected by his participation in the Plan or any right which he may have to participate in the Plan. An individual who participates in the Plan shall waive any and all rights to compensation or damages in consequence of the termination of his office or employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights under any Award under the Plan as a result of such termination.

9.2	Disputes

In the event of any dispute or disagreement as to the interpretation of the Plan, or as to any question or right arising from or related to the Plan, the decision of the Remuneration Committee shall be final and binding upon all persons.

9.3	Financial assistance

The Company and any Subsidiary may provide money to the trustees of any trust or any other person to enable them or him to acquire shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by section 153(4) of the Companies Act 1985 and, where applicable, section 154 of that Act.

9.4	Notices

Any notice or other communication under or in connection with the Plan may be given by either:

9.4.1	personal delivery or by sending the same by post, in the case of a company to its registered office, and in the case of an individual to his last known address, or, where he is a director or employee of a Participating Company, either to his last known address or to the address of the place of business at which he performs the whole or substantially the whole of the duties of his office or employment;

9.4.2	in an electronic communication to their usual business address or such other address for the time being notified for the purpose to the person giving the notice; or

9.4.3	by such other method as the Remuneration Committee determines.

9.5	Third parties

No third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Plan.

9.6	Governing law

The rules of the Plan and the rights and obligations of any individual under the Plan shall be governed by and construed in accordance with the law of England and Wales.